TV AZTECA

                   AZTECA AMERICA UNVEILS PROGRAMMING STRATEGY
                        AT 2004 UPFRONT IN NEW YORK CITY


  --Growing Hispanic Network Focuses On Hit Telenovelas, Sports, Entertainment
                                   and News--

     --Coverage Expanded with the Addition of Five New Affiliates, Bringing
                                Coverage to 78%--

FOR IMMEDIATE DISTRIBUTION

NEW YORK CITY, MAY 18, 2004- TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America celebrated its Upfront event in New York City, unveiling its programming strategy for the opening season along with the incorporation of new affiliates in five markets.

Luis J. Echarte, President and CEO of Azteca America, welcomed the gathering and unveiled stations in Brownsville-McAllen, TX (K64FM Channel 64), Tampa, FL (WXAX Channel 26), Hartford, CT (WHCT Channel 38); Raleigh-Durham, NC (WHOA Channel
44) and Boise, ID (KCBB Channel 51). Together with existing markets, the network is in cities that account for 78% of the US Hispanic households.

"It's great to be back here in New York City," said Luis J. Echarte. "It's even better to announce coverage in five new markets that represent almost 5% of our community."

Following opening remarks, Mr. Echarte turned the stage over to Jorge Jaidar, Azteca America's chief operating officer, who highlighted Azteca America's programming strategy, which includes two new novelas to be launched within the next two months as well as thrilling boxing and pro-wrestling programs and a new series of Mexican movies never before seen in the United States.

     TELENOVELAS
     Azteca America will launch its first novela ever based on US Hispanic characters on July 4 with LA HEREDERA. The story is centered on Maria Claudia, who is returning from graduate studies in the US when she literally bumps into her love, the Mexican-American US Air Force pilot Antonio. The novela features, one of Azteca's most popular duos, Silvia Navarro and Sergio Basanez.


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     Prior to the Heredera, Azteca America will launch on June 28, BELINDA:
     EL AMOR HACE JUSTICIA, starring Leonardo Garcia, Hector Bonilla and Mariana Torres.

     SPORTS
     Azteca America features the most popular matches of the MEXICAN SOCCER LEAGUE with exclusive broadcast rights to 9 of Mexico's 20 First Division professional teams, lincluding the overall league leader of the current season Jaguares de Chiapas.

     Soccer will be combined with an exciting lineup of weekend BOXING matches broadcast from Las Vegas, Phoenix, Palm Springs, Nashville, Reno and other key Hispanic cities featuring top Latino fighters.

     Rounding out the strong weekend sports lineup, Azteca America will continue its successful LUCHA LIBRE pro wrestling series, which features well-known Mexican wrestlers, such as Mascara Sagrada, Los Mini Super Estrellas and Octagon.

     NEWS
     NOTICIERO AZTECA AMERICA continues with Jose Martin Samano and Rebeca Saenz in the evening and Armando Guzman live from Washington DC at night. Armando Guzman is a 20-year veteran correspondent covering the White House and a nationally-syndicated columnist.

     In addition, CALLES AL DESNUDO covers high-impact news stories from the streets of urban Latin America.

     ENTERTAINMENT
     As one of the leading programs on U.S. Hispanic television today, LA ACADEMIA continues to thrill audiences with some of the hottest Latin American rising stars 6 nights a week.

     With CINEMA AZTECA, Azteca America has brought some of the hottest action and dramatic Mexican movies to the United States for the first time.

Carlos de la Garza, president of sales and marketing for Azteca America, presented an impressive array of the network's unique product placement opportunities, as well as concrete examples with leading US consumer goods, automotive and retailing companies. He also presented his strengthened sales team, which has more than tripled in recent months to attend increased advertising demand.

In addition to Azteca America's top executives presenting, the network's leading talent were present, such as Pati Chapoy, Jose Ramon Fernandez, Armando Guzman, Annette Michel, Ingrid Coronado, Francisco de la O, and Jorge Garralda. Each celebrity was introduced to an audience integrated by more than 400 advertising executives and was on hand at the after party to meet guests and discuss current and upcoming projects.

The evening concluded with a musical selection performed by La Academia.

The five new affiliates are added to Azteca America's 33 existing markets, which include Los Angeles, New York, Miami, Houston, Chicago, San Antonio, Dallas, San Francisco-Oakland-San Jose, Phoenix, Albuquerque, San Diego, Fresno-Visalia, Sacramento-Stockton-Modesto, Denver, Orlando, Austin, Tucson, Corpus Christi, Las Vegas, Monterey-Salinas, Bakersfield, West Palm Beach-Ft. Pierce, Salt Lake City, Santa

Barbara, Palm Springs, Naples-Ft. Myers, Yakima-Pascoe-Richland, Wichita, Oklahoma City, Reno, Victoria, Charleston and Chattanooga.

Further information can be found at the network's new corporate website: www.aztecaamerica.com/corporate.

Company Profile
---------------

      TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through 554 owned transmitters across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; and Todito.com, an Internet portal for North American Spanish speakers.

      Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

              BRUNO RANGEL                          OMAR AVILA
             5255-3099-9167                       5255-3099-0041
        jrangelk@tvazteca.com.mx              oavila@tvazteca.com.mx


                                MEDIA RELATIONS:

                                 IN LOS ANGELES

                          ANNE BRUKHIMER OR SONIA PENA
                                 Weber Shandwick
                                 310-407-6568 or
                                  310-407-6589
             clawrence@webershandwick.com, spena@webershandwick.com

                                    IN MEXICO

           TRISTAN CANALES                        DANIEL MCCOSH
            5255 3099 5786                       5255 3099 0059
       tcanales@tvazteca.com.mx              dmccosh@tvazteca.com.mx